

Mail Stop 3561

December 4, 2017

Warren B. Kanders
Executive Chairman of the Board of Directors
Clarus Corporation
2084 East 3900 South
Salt Lake City, UT 84124

      Re: Clarus Corporation
               Amendment No. 1 to Registration Statement on Form S-3
               Filed November 17, 2017
               File No. 333-218751

Dear Mr. Kanders:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We note that the registration statement, in addition to the shelf offering, also registers an offering by certain selling stockholders. Please have counsel revise the legal opinion to provide the required opinion regarding those shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Robert L. Lawrence, Esq.
       Kane Kessler, P.C.